Exhibit 2

EXECUTION COPY

STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (“Agreement”) dated as of March 23, 2006 by and between UNITED PACIFIC INDUSTRIES LIMITED, a Bermuda corporation (“Purchaser”); and JACUZZI BRANDS, INC., a Delaware corporation and USI AMERICAN HOLDINGS, INC. (successor-in-interest to USI Global Corp.), a Delaware corporation and wholly-owned subsidiary of Jacuzzi Brands, Inc. (collectively “Seller”).

RECITALS:

         WHEREAS, Seller is the owner of 3,543,281 shares of common stock, $.001 par value per share (the “Jacuzzi Shares”) of Spear & Jackson, Inc., a Nevada corporation (the “Company”), representing approximately 61.8% of the issued and outstanding common stock of the Company (the “Common Stock”), on a fully diluted basis; and

         WHEREAS, Purchaser desires to purchase the Jacuzzi Shares and Seller desires to sell the Jacuzzi Shares pursuant to the terms of this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual, representations, warranties covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1.   Purchase and Sale. Purchaser agrees to purchase the Jacuzzi Shares and Seller agrees to sell the Jacuzzi Shares, together with all rights and benefits inuring thereto on and after the date of this Agreement (including, without limitation, all rights of Seller under that certain Stockholders’ Agreement dated as of September 6, 2002 between the Company, Seller (as successor-in-interest to USI Mayfair Limited) and certain other parties (the “Stockholders’ Agreement”) and under that certain Registration Rights Agreement dated as of September 6, 2002 between the Company, Seller (as successor-in-interest to USI Mayfair Limited) and an unrelated party) (the “Registration Rights Agreement”) at a purchase price of US$1.40 per share, for an aggregate purchase price of US$4,960,593.40 for the Jacuzzi Shares (the “Purchase Price”) payable in cash at the Closing (as herein defined) against (a) the delivery of the share certificates for the Jacuzzi Shares, duly endorsed for transfer, free and clear of all liens, pledges, adverse claims, restrictions on transfer or voting, hypothecations, mortgages, security interests, charges, options, right of first refusal or any other encumbrances (“Encumbrances”); and (b) the delivery of an assignment of such rights and agreements in the form of Exhibit A hereto (the “Assignment”).

         2.   Closing. The Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Davis Polk & Wardwell, New York, New York, 10017, as soon as possible, but in no event later than ten (10) business days, after satisfaction or waiver of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time or place as Purchaser and Seller may agree (the “Closing Date”). At the Closing:

A.	Purchaser shall deliver to Seller the Purchase Price, in immediately available funds by wire transfer to an account or accounts designated by Seller, by notice to Purchaser, not later than four (4) business days prior to the Closing Date.

B.	Seller shall deliver to Purchaser the share certificates for the Jacuzzi Shares duly and validly endorsed in favor of Purchaser or accompanied by separate stock powers duly and validly endorsed in blank and sufficient to vest in Purchaser valid title subject to the terms and conditions herein, with any required transfer stamps affixed thereto.

         3.   Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows, which representations and warranties shall be true and correct on both the date of this Agreement and Closing Date as if made thereon (except for those representations and warranties made as of a specific date, which shall be true and correct as of such date) and shall survive the Closing:

A.	Seller is the lawful owner of record and beneficially of the Jacuzzi Shares, free and clear of all Encumbrances, except for a pledge of the Jacuzzi Shares pursuant to the Loan and Security Agreement dated as of July 15, 2003 among the Lenders (as defined therein), Seller, the borrowers and guarantors named therein, which shall be released and canceled as of the Closing (the “Security Release”). The Jacuzzi Shares constitute all of the shares of Common Stock owned legally, beneficially or of record by Seller. As of the date of this Agreement, the Jacuzzi Shares represent approximately 61.8% of the fully diluted issued and outstanding shares of Common Stock and, as of the Closing Date, the Jacuzzi Shares will represent at least 60% of the fully diluted issued and outstanding shares of Common Stock.

B.	There are no transfer (other than applicable federal and state securities laws), voting or other restrictions imposed upon or with respect to the Jacuzzi Shares and no notices or consents to or from any other party are required under any agreement, court order, law or otherwise with respect to the transfer of the Jacuzzi Shares hereunder and the Jacuzzi Shares owned by Seller are not otherwise subject to any preemptive rights or rights of first refusal or any other rights (including without limitation proxy rights or options with respect to any Jacuzzi Shares) pursuant to any contract, arrangement or understanding entered into or acknowledged by Seller, except for the Stockholders’ Agreement. Except for the Stockholders’ Agreement and the Registration Rights Agreement, Seller is not a party to any stockholder agreement, voting trust or other similar contract or agreement with respect to the Jacuzzi Shares.

C.	Notwithstanding (i) the termination of the restrictions on Seller’s voting rights effected by the agreement and release between the Company and Seller dated April 11, 2005, and (ii) the increase of Seller’s equity interest in the Company from less than 30% to approximately 61.8% resulting from the surrender to the Company of certain outstanding shares on or about April 2005, there are no restrictions on Seller’s voting rights in respect of the Jacuzzi Shares resulting from any application of the provisions of Nevada’s law on “acquisition of controlling interest” (Nev. Rev. Stat. Sec. 78.378 through 78.3793) (the “Nevada Control Share Statute”).

D.	Seller has the corporate power, authority and right to execute, deliver and perform this Agreement and to transfer the Jacuzzi Shares to Purchaser, and there are no existing options, commitments or rights to purchase the Jacuzzi Shares by any other party.

E.	There is no pending or, to Seller’s knowledge, threatened investigation or litigation against Seller relating to or resulting from Seller’s ownership of the Jacuzzi Shares or affecting Seller which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by the Agreement or would, if successful, be reasonably expected to materially and adversely affect the ability of Seller to perform its obligations under this Agreement.

F.	Seller has taken all necessary corporate action to authorize this Agreement and consummate the transactions contemplated herein; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in a violation or breach of the terms of the certificate of incorporation or bylaws of Seller or any agreement, judicial order or undertaking to which Seller is a party or may be bound, violate any laws applicable to Seller or result in the creation of any Encumbrance upon any of the Jacuzzi Shares.

G.	Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

H.	This Agreement and all other documents to be executed and delivered by Seller pursuant to this Agreement have been and will be duly executed and delivered by Seller, and constitute, or will constitute, the valid and binding obligations of Seller, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity.

I.	The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, filing with, or consent or approval from, any Governmental Authority other than those required by any applicable requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”). As used in this Agreement, “Governmental Authority” shall mean any transnational, domestic or foreign federal, state or local governmental or quasi-governmental authority or regulatory authority, department, court, agency, commission or official, including any political subdivision thereof.

J.	There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

         4.   Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller, as follows, which representations and warranties shall be true and correct both on the date of this Agreement and Closing Date (except for those representations and warranties made as of a specific date, which shall be true and correct as of such date) as if made thereon and shall survive the Closing:

A.	Except for obtaining the approval of Purchaser’s shareholders to the transactions contemplated herein, Purchaser has taken all necessary corporate action to authorize this Agreement and consummate the transactions contemplated herein; and the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby will not result in a violation or breach of the terms of the certificate of incorporation or bylaws of Purchaser or any agreement, judicial order or undertaking to which Purchaser is a party or may be bound.

B.	UPI is a corporation duly incorporated and validly existing under the laws of Bermuda. To the extent that UPI uses a direct or indirect wholly-owned subsidiary of UPI to consummate the transactions contemplated by this Agreement, at Closing, such subsidiary will be a corporation duly incorporated and validly existing under the laws of the country of its incorporation.

C.	This Agreement and all other documents to be executed and delivered by Purchaser pursuant to this Agreement have been and will be duly executed and delivered by Purchaser, and constitute, or will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity.

D.	The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, filing with, or consent or approval from, any Governmental Authority other than those required by any applicable requirements of the 1934 Act, and the listing rules of the Hong Kong Stock Exchange.

E.	The Jacuzzi Shares purchased by Purchaser pursuant to this Agreement are being acquired for its own account and for investment purposes only and not with a view to any public distribution or resale thereof, and Purchaser will not offer to sell or otherwise dispose of the Jacuzzi Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”) or of any state “Blue Sky” law. Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company and Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Jacuzzi Shares. Purchaser is an “Accredited Investor” as such term is defined in Regulation D under the 1933 Act.

F.	Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company and its subsidiaries. Purchaser further represents and warrants to Seller that, prior to Closing, it will have conducted to its satisfaction an independent investigation of the merits and risks of the acquisition of the Jacuzzi Shares, including, without limitation, an evaluation of the financial condition, operations, assets, liabilities and properties of the Company and its subsidiaries through a review of the SEC

Disclosure Documents (as defined below) and discussions with the Company’s management, and, in making its determination to acquire the Jacuzzi Shares, Purchaser has relied and will rely on the results of its own independent investigation. Purchaser understands and acknowledges that the Company has operations in the United Kingdom and in other geographic locations including North America, Europe, Australasia and Asia. Purchaser understands and acknowledges that Seller does not (i) have any representatives on the Company’s Board of Directors, (ii) participate in the Company’s long-term management or day-to-day operations or (iii) take part in the preparation of the SEC Disclosure Documents. Purchaser further acknowledges and agrees that, except for the representations and warranties set forth in Section 3, Purchaser is entering into the proposed sale transaction without any reliance on Seller, Seller’s affiliates or any of their representatives. As used herein, “SEC Disclosure Documents” means all reports, forms, statements and schedules filed by the Company with the Securities and Exchange Commission pursuant to the 1933 Act and the 1934 Act.

G.	PURCHASER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3, NONE OF SELLER, SELLER’S AFFILIATES OR ANY OF THEIR REPRESENTATIVES ARE MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW, IN EQUITY OR OTHERWISE, IN RESPECT OF THE COMPANY, ITS SUBSIDIARIES OR THE JACUZZI SHARES, AND SELLER, SELLER’S AFFILIATES AND THEIR REPRESENTATIVES EXPRESSLY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY. PURCHASER ACKNOWLEDGES THAT IT DID NOT RELY ON ANY REPRESENTATION OR WARRANTY NOT CONTAINED IN THIS AGREEMENT WHEN MAKING ITS

DECISION TO ENTER INTO THIS AGREEMENT AND WILL NOT RELY ON ANY SUCH REPRESENTATION OR WARRANTY IN DECIDING TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

H.	Purchaser has or will have prior to the Closing Date sufficient cash to pay the Purchase Price at the Closing and to pay all expenses incurred by Purchaser in connection with the transactions contemplated hereby and to perform all of its other obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Purchaser’s obligations hereunder are not conditioned in any manner whatsoever upon obtaining any financing.

I.	There is no pending or, to Purchaser’s knowledge, threatened investigation or litigation against or affecting Purchaser which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

J.	Except as set forth on Schedule 4.J hereto, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. All commissions and fees of the parties set forth on Schedule 4.J shall be paid by Purchaser at or prior to the Closing.

5.	Covenants.

	A.	Subject to the terms and conditions of this Agreement, Purchaser and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable law to consummate the transactions contemplated by this Agreement; provided, however, that the parties’ efforts with respect to obtaining clearance from the UK Pensions

Regulator (as defined herein) shall be governed by Section 5.D of this Agreement rather than this section. The Board of Directors of Purchaser shall support and recommend the Agreement and the transactions contemplated herein to Purchaser’s shareholders. Seller and Purchaser agree, and Seller, prior to the Closing, and Purchaser, after the Closing, agree to cause the Company and each subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement promptly the transactions contemplated by this Agreement. In addition, Seller, after the Closing, agrees to execute and deliver any and all documents reasonably requested by the Purchaser as may be required to transfer ownership of the Jacuzzi Shares to the Purchaser as contemplated by this Agreement.

B.	The parties agree to cooperate and consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by applicable law or any rules or regulations of any national or international securities exchange, will not issue any such press release or make any such public statement prior to such consultation. Upon the reasonable request of Seller or upon its own initiative, Purchaser shall promptly provide to Seller for its prior review and comment any written materials, including any information statement or circular to be sent to the stockholders of Purchaser, and Seller agrees to promptly review and comment upon information relating to Seller and its subsidiaries included in any press release or public statement required to be made by Purchaser pursuant to the rules or regulations of the Hong Kong Stock Exchange. Purchaser and Seller shall use their reasonable best efforts to cause any release or announcements required to be made to be mutually acceptable.

C.	From the date hereof through one (1) year following the Closing, Purchaser agrees that if it or any of its affiliates purchases any additional shares of Common Stock of the Company, the purchase price per share shall not be less than $1.40.

D.	Seller and Purchaser shall each use their respective reasonable efforts to cause a clearance application in respect of the transactions contemplated herein covering the matters referred to in clause 6.A(iii)a and 6.A(iii)b together with all necessary supporting information to be lodged with the United Kingdom Pensions Regulator (the “UK Pensions Regulator”) as soon as practicable but in any event no later than six (6) weeks after the date this Agreement is executed by the parties; provided that upon the request of Purchaser or Seller, such period may be extended for up to an additional two (2) weeks for an aggregate period not to exceed eight (8) weeks after the date this Agreement is executed.

E.	Each of the Seller and Purchaser shall cause all information, in each case, in relation to itself, its subsidiaries and affiliates but excluding the Company, its subsidiaries and affiliates, supplied by or on its behalf to the UK Pensions Regulator in connection with the clearance application referred to in Section 5.D above to be true, complete and accurate in all material respects. Seller hereby indemnifies Purchaser and its affiliates against and agrees to hold each of them harmless from any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto (“Damages”) incurred or suffered by Purchaser or any of its affiliates arising out of any breach of this Section 5.E by Seller; and Purchaser hereby indemnifies Seller and its affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its affiliates arising out of any breach of this Section 5.E by Purchaser. Seller shall use its commercially reasonable efforts to procure such information from the Company as may be necessary in connection with the clearance application referred to in Section 5.D above.

F.	Seller and Purchaser shall each use their respective reasonable efforts to obtain such clearance from the UK Pensions Regulator as soon as reasonably practicable. Notwithstanding anything to the contrary contained in the preceding sentence or elsewhere in this Agreement, neither the Purchaser nor any other Potential Target Person (as hereinafter defined), subject to Section 5.G below, shall be required, in connection with such clearance, to provide any guarantee, security, financial support or payment or incur any economic liability whatsoever relating to any UK occupational pension scheme (a “UK pension plan”) to any person other than on terms acceptable to that Potential Target Person in its sole discretion. As used herein, “person” shall mean without limitation a natural person, trust, trustee, business, partnership, corporate entity, legal entity, any transnational, domestic or foreign federal, state or local Governmental Authority or quasi Governmental Authority or regulatory authority, department, court, agency, commission or official, including any political subdivision thereof.

G.	Purchaser agrees to use its commercially reasonable efforts to help and support the pension clearance process referred to in Section 5.F above by using its assets (as reflected on its balance sheet) to fund or support a portion of the Company Group’s unfunded liability, such amount to be mutually agreed upon by the UK Pensions Regulator, Seller and Purchaser.

H.	Purchaser agrees not to structure any financing required for the purchase of the Jacuzzi Shares in a way that would weaken the financial covenant of any member of the Company and its subsidiaries (the “Company Group”) in relation to any UK pension plan of the Company Group such that it would affect adversely the prospects of, or timing for, obtaining the clearance from the UK Pensions Regulator.

I.	In consideration of the substantial expenditure of time, effort, and expense undertaken by Purchaser in connection with the negotiation and execution of this Agreement, Seller agrees that unless this Agreement has been terminated pursuant to the terms hereof or by the mutual agreement of the parties, neither the Seller, nor its subsidiaries, representatives, employees or agents (collectively, “Agents”) will, between the date hereof and the Closing Date, directly or indirectly, (i) assist, solicit, encourage, negotiate, receive, or accept any proposal (whether solicited or unsolicited) (an “Acquisition Proposal”), for, or execute any agreement relating to, a sale of all or any part of the Jacuzzi Shares, the Company Group, or their respective assets or a sale of any equity or debt security of the Company Group or any merger, consolidation, combination, recapitalization, sale of any material assets or other transaction involving any of the Company Group with any other party, or (ii) provide any information regarding any of the Company Group to any third party for the purpose of soliciting, encouraging or negotiating an Acquisition Proposal (it being understood that nothing contained in clauses (i) or (ii) above shall restrict Seller or any of the Agents from providing information as required by legal process). In addition, Seller shall promptly provide to Purchaser in writing any written bona fide Acquisition Proposal it receives.

J.	Seller will not amend, alter or repeal the Stockholders’ Agreement or the Registration Rights Agreement without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed.

K.	Purchaser and Seller shall each use their respective commercially reasonable best efforts to obtain, on a timely basis, documents and other materials from the Company reasonably requested by Purchaser in connection with its due diligence review.

L.	After Purchaser and Seller shall have received clearance from the UK Pensions Regulator, upon Purchaser’s request, Seller agrees to:

	(i)	cause Purchaser’s designees (or other persons acceptable to Purchaser), together with one designee of Seller reasonably acceptable to Purchaser, to be appointed or elected to the Board of Directors of the Company and will use commercially reasonable best efforts so that such designees of Purchaser or other persons are in numbers sufficient to give Purchaser a majority of the Board on or before the Closing Date;

	(ii)	cause the Company’s bylaws to be amended to provide that the provisions of the Nevada Control Share Statute shall not apply to the Company, in the event that the Company is subject to, prior to Closing, the Nevada Control Share Statute; and

	(iii)	take all other actions reasonably necessary to confer to Purchaser at Closing full and effective voting rights with respect to the Jacuzzi Shares under the Nevada Control Share Statute (it being understood that Seller shall be under no obligation to purchase any additional shares of the Company from any person).

M.	After the Closing, upon the request of either Purchaser or Seller, the member of the Board of Directors designated by Seller shall promptly resign from the Board.

6.	Conditions to Closing.

	A.	Conditions to Obligations of Purchaser and Seller. The respective obligations of each of Purchaser and Seller to consummate the Closing are subject to the satisfaction, or waiver by each party entitled to the benefit of such condition, at or prior to the Closing of the following conditions:

(i)	No statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the Closing; and there shall be no order of injunction of a court of competent jurisdiction in effect precluding consummation of the Closing. No provision of any applicable law shall prohibit the consummation of the Closing.

(ii)	All actions, consents or approvals by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained and shall be in full force and effect, including any required regulatory approvals in the United States, the United Kingdom (“UK”) and Hong Kong and all approvals pursuant to competition laws listed on Schedule 6.A(ii), except for any such actions, consents, approvals or filings the failure to take, make or obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser or Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

(iii)	Purchaser and Seller shall have obtained from the UK Pensions Regulator a clearance, in form and substance satisfactory to each party, in respect of the transactions contemplated hereby to the effect that:

	a.	the UK Pensions Regulator shall not, in relation to any UK pension plan in respect of which any member of the Company Group is an employer, issue a contribution notice under Section 38 of the Pensions Act 2004 addressed to all or any of the following:

		(ww)	the Company Group,
		(xx)	the Seller and its subsidiaries (the “Seller Group”),
		(yy)	the Purchaser and its subsidiaries (the “Purchaser Group”), or
		(zz)	any Associate

who falls within the scope of a contribution notice under Section 38 of the Pensions Act 2004 or a financial support direction under Section 43 of the Pensions Act 2004

(each a “Potential Target Person”), and

	b.	the UK Pensions Regulator shall not, in relation to any such UK pension plan, issue any financial support direction under Section 43 of the Pensions Act 2004 addressed to all or any of the Potential Target Persons.

As used herein, the term “Associate” means a person who is “connected” with (as defined in Section 249 of the Insolvency Act 1986) or an “associate” (as defined in Section 435 of the Insolvency Act 1986) of any member of the Company Group or any member of the Seller Group or any member of the Purchaser Group.

(iv)	Each member of the Company Group shall have completed any mandatory consultation with, and obtained any mandatory approval from, any employee representative body who has a mandatory right to consult with or to give approval in relation to that member of the Company Group in respect of the transactions contemplated hereby; provided that Seller and Purchaser shall, in good faith, reasonably cooperate to procure that such consultation is conducted or approval granted in a timely manner.

B.	Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction, or waiver by Purchaser, on or prior to the Closing, of the following further conditions:

	(i)	There shall not be any material litigation brought by any Governmental Authority:

		(a)	seeking to restrain or prohibit the consummation of the Closing, or seeking to obtain from the Seller or Purchaser any material damages;

		(b)	seeking to impose limitations on the ability of Purchaser, or rendering Purchaser unable to consummate the Closing; or

		(c)	seeking to impose material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the Jacuzzi Shares, including the right to vote the Jacuzzi Shares.

	(ii)	(a)	Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, and (b) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto shall be true and correct at and as of the Closing Date, as if made at and as of such date.

	(iii)	Purchaser shall have received all documents it may reasonably request relating to the existence of Seller and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Purchaser.

	(iv)	No change in the number of Jacuzzi Shares shall have occurred since the date of this

Agreement and the Jacuzzi Shares owned by Seller shall not be less than 60% of the fully diluted issued and outstanding shares of Common Stock as of the Closing Date.

(v)	Purchaser shall have obtained the following approvals which must remain in full force and effect as of the Closing Date:

(a) The shareholders of Purchaser shall have approved the Agreement and the transactions contemplated thereby at a general meeting to be convened.

(b) No later than eight (8) weeks after the date of this Agreement, the Hong Kong Stock Exchange shall have approved the transactions contemplated herein, to the extent necessary.

(vi)	No material adverse change shall have occurred with respect to the business, operations or financial condition of the Company Group, taken as a whole, since the filing date of the Company’s annual report on Form 10-K for its fiscal year ended September 30, 2005 (as filed on December 23, 2005) (the “Company’s 2005 Form 10-K”) until the Closing, except for any such changes resulting from (a) the announcement or pendency of the transactions contemplated hereby (including any cancellations of or delays in customer offers, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees), (b) changes or conditions affecting generally the industries in which members of the Company Group operate generally, globally, in the United States or in any of the other countries in which the Company Group has material operations or sales (including any changes resulting from or arising in connection with any outbreak or escalation of war, terrorism or other conflict), but not such changes or conditions adversely affecting the Company Group disproportionately, (c) changes in any of the U.S., UK, Hong Kong or other global financial markets (other than those changes that result in the suspension of trading in those markets for longer than two (2) business days), (d) changes in accounting requirements or principles or any change in applicable law or the interpretation or enforcement thereof, (e) any acts of, or on behalf of, any member of the Purchaser Group or (f) changes in the resolution of the litigation with respect to the Company or its subsidiaries as it relates to the existing class action and derivative lawsuits. For the avoidance of doubt, the parties agree that an increase of more than 10% to the Company’s UK pension plan “past service deficit” of US $40 million as of December 31, 2004 as reflected in the Company’s 2005 Form 10-K shall constitute a material adverse change to the business, operations and financial condition of the Company Group for purposes of this Section 6.B(vi); provided that the determination of any such increase shall be calculated using the same methods, assumptions and rates (including, without limitation, the same currency exchange rate) and shall be calculated assuming the market value of the assets achieved the same rate of return, in each case, as the methods, assumptions, rates and rate of return used to calculate “past service deficit” as of December 31, 2004 as reflected in the Company’s 2005 Form 10-K.

(vii)	Seller shall have executed and delivered to Purchaser the Assignment substantially in the form of Exhibit A hereto.

(viii)	Purchaser shall have completed its confirmatory due diligence and shall have determined that there is not any untrue statement of a material fact or omission to state a material fact necessary to make the statements made in the Company’s 2005 Form 10-K, in light of the circumstances under which they were made, not misleading or which would have been material to the business, operations or financial condition of the Company Group, taken as a whole. For the avoidance of doubt, the parties agree that a determination by Purchaser’s actuaries that the actual “past service deficit” of the Company’s UK pension plan, as of December 31, 2004, is more than 10% greater than the US $40 million “past service deficit” reported by the Company as of such date in the Company’s 2005 Form 10-K shall be deemed to be conclusive proof of an untrue statement of a material fact in the Company’s 2005 Form 10-K for purposes of this Section 6.B(viii); provided that the determination of any such increase shall be calculated using the same methods, assumptions and rates (including, without limitation, the same currency exchange rate) and shall be calculated assuming the market value of the assets achieved the same rate of return, in each case, as the methods, assumptions, rates and rate of return used to calculate “past service deficit” as of December 31, 2004 as reflected in the Company’s 2005 Form 10-K.

(ix)	No later than eight (8) weeks after the date of this Agreement, the Board of Directors of Purchaser shall have received a fairness opinion in form and substance reasonably satisfactory to it.

(x)	To the extent legally required or required by the provisions of any UK pension plan of the Company Group, the Pension Trustee shall have approved the sale of the Jacuzzi Shares contemplated hereby.

(xi)	To the extent legally required, the Company’s court-appointed monitor shall have approved the sale of the Jacuzzi Shares contemplated hereby.

(xii)	After Purchaser and Seller have received a clearance from the UK Pension Regulator, Seller shall have caused Purchaser’s designees (or other persons acceptable to Purchaser) and one designee of Seller to be appointed or elected so that such designees of Purchaser constitute a majority of the Board of Directors of the Company on or before the Closing Date in accordance with Section 5.L hereof.

(xiii)	Purchaser shall have received prior to the date of this Agreement opinions from Lionel Sawyer and Collins and Jones Vargas, in each case, addressed to Purchaser and Seller and in the forms attached to this Agreement as Exhibit B-1 and Exhibit B-2, to the effect that the provisions of the Nevada Control Share Statute and the provisions of Nev. Rev. Stat. Sec. 78.411 to 78.444 (the “Nevada Business Combinations Statute”) are inapplicable to the Company and to the sale of the Jacuzzi Shares as of the date of such opinions by reason of the number of registered stockholders of record of the Company’s shares of Common Stock, and such opinion of Lionel Sawyer shall be confirmed as of the Closing Date through a bring down opinion reasonably acceptable to Purchaser delivered at Closing.

(xiv)	The provisions of the Nevada Control Share Statute and the provisions of the Nevada Business Combinations Statute shall continue to be inapplicable to the Company and to the sale of the Jacuzzi Shares as of the Closing Date by reason of the number of registered stockholders of record of the Company’s shares of Common Stock.

(xv)	Purchaser shall have received the Security Release, in form and substance reasonably satisfactory to it.

	(xvi)	If requested by the Purchaser, the bylaws of the Company shall have been amended to provide that the provisions of the Nevada Control Share Statute do not apply to the Company in the event the Company had been subject to, prior to Closing, the Nevada Control Share Statute.

C.	Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction, or waiver by Seller, on or prior to the Closing, of the following further conditions:

	(i)	(a) Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, and (b) the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date.

	(ii)	Seller shall have received all documents it may reasonably request relating to the existence of Purchaser and the authority of Purchaser for this Agreement, all in form and substance reasonably satisfactory to Seller.

	(iii)	No later than eight (8) weeks after the date of this Agreement, the Board of Directors of Seller shall have received a fairness opinion in form and substance reasonably satisfactory to it.

	(iv)	Purchaser shall have received all necessary approvals for the transactions contemplated hereby from the Hong Kong Stock Exchange within ten (10) weeks of the date of this Agreement.

7.	Termination.

	A.	This Agreement may be terminated or abandoned at any time prior to the Closing:

		(i)	by mutual written agreement of Purchaser and Seller;

		(ii)	by Seller or Purchaser if the Closing shall not have been consummated on or before July 31, 2006;

		(iii)	by either Purchaser or Seller if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

		(iv)	by Seller if any of the conditions set forth in Sections 6.A and 6.C shall have been rendered impossible to satisfy (which satisfaction contemplates timely satisfaction in accordance with any prescribed date set forth in a condition) and is not waived by the party entitled to the benefit thereof;

		(v)	by Purchaser if any of the conditions set forth in Sections 6.A and 6.B shall have been rendered impossible to satisfy (which satisfaction contemplates timely satisfaction in accordance with any prescribed date set forth in a condition) and is not waived by the party entitled to the benefit thereof; or

		(vi)	by either party if the other party shall have breached or failed to perform in any respect any of its representations, warranties, covenants, agreements or other obligations contained in this Agreement which breach or failure is (x) reasonably likely to have a material adverse effect on the transaction contemplated by this Agreement, taken as a whole, and (y) incapable of being cured, or, if curable, has not been cured by such breaching party within fifteen (15) calendar days after having received written notice from the other party of such breach or failure to perform.

B.	In the event of termination or abandonment of the transactions contemplated hereby by any party hereto pursuant to the terms of this Agreement, written notice shall forthwith be given expeditiously to the other party specifying the provision hereof pursuant to such termination or abandonment of the transactions contemplated hereby.

C.	If this Agreement is terminated as permitted pursuant to Sections 7.A(i) through 7.A(v), such termination shall be without liability of either party (or any stockholder, director, officer, partner, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that no such termination shall relieve Purchaser or Seller from liability for fraud.

D.	If this Agreement is terminated pursuant to Section 7.A(vi) as a result of a party’s (a “Breaching Party”) failure to perform a covenant under this Agreement or breach of any representation or warranty contained in this Agreement, or if any party is in material breach of its obligations herein, including obligations which survive Closing or earlier termination, such Breaching Party shall be liable for any damages incurred or suffered by the other party as a result of such failure or breach and shall reimburse the other party for all reasonable and documented costs and expenses incurred in connection with this transaction.

E.	Notwithstanding anything to the contrary above, the provisions of Section 4.J(brokers), Section 5.B (publicity), Section 5.E (reciprocal indemnity), Section 7.D (damages for breach), Section 8.D (expenses), and Section 8.G (governing law and jurisdiction) shall survive any termination hereby pursuant to this Section 7.

8.	Miscellaneous.

	A.	Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that each of Purchaser or Seller may assign, in its respective sole discretion, any of its rights and interests hereunder to any of its direct or indirect wholly-owned subsidiary, but any such assignment of its rights and interests hereunder, or under any other document entered into in connection with the transactions contemplated hereby, shall not relieve the assignor of its obligations hereunder or thereunder.

Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

	B.	This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings between the parties with respect thereto.

	C.	All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Purchaser, to:

United Pacific Industries Limited
Suite 27-05/06, 27th Floor
199 Des Voeux Road Central, Hong Kong
Attention: Mr. Brian Beazer
Facsimile No.: + 852 2802 9163
E-mail: brianbeazer@aol.com

with a copy to:

Mr. Brian Beazer
330 East 38th Street
Suite 34-D New York, NY
Facsimile No. (212) 973-0060

with a copy to:

Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10091 Attention: Jeffrey S. Tullman, Esq. Facsimile No.: (212) 245-3009 E-mail: jtullman@kanekessler.com if to Seller, to:

Jacuzzi Brands, Inc. Phillips Point West Tower, Suite 1100 West Palm Beach, FL 33401 Attention: Steven C. Barre Facsimile No.: (561) 514-3866 E-mail: steven.barre@jacuzzibrands.com with a copy to:

Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Attention: John A. Bick Facsimile No.: (212) 450-3800 E-mail: john.bick@dpw.com or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt.

Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

D.	Except as set forth in Section 7.D hereof, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee, cost or expense.

E.	Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

F.	This Agreement may be signed in one (1) or more counterparts, each of which shall be deemed an original with the same effect as if the signatures thereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart signature page from the other parties hereto. A facsimile execution and delivery of this Agreement shall be a legal, valid and binding execution and delivery for all purposes.

G.	This Agreement shall be construed under and governed by the laws of the State of New York, without regard to the conflicts of law rules of such state. The parties hereto irrevocably submit, in any legal action, suit or proceeding arising out of or relating to this Agreement, to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions provided for herein may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

H.	EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

I.	If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

J.	At any time prior to the Closing, the parties may (a) extend the time for performance of any of the obligation or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

K.	For purposes of this Agreement, the definition of an “affiliate” of Seller shall exclude for all purposes the Company or any of its subsidiaries.

[Signature Page Follows]

     IN WITNESS WHEREOF, parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first-above written.

PURCHASER:			SELLER:

UNITED PACIFIC INDUSTRIES			JACUZZI BRANDS, INC.
LIMITED

By:	/s/ Brian C. Beazer		By:	/s/ Steven C. Barre

	Name:	Brian C. Beazer		Name:	Steven C. Barre
	Title:	Chairman		Title:	Senior Vice President, General Counsel and Secretary

USI AMERICAN HOLDINGS, INC.

			By:	/s/ Steven C. Barre

				Name:	Steven C. Barre
				Title:	Senior Vice President, General Counsel and Secretary